November 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Michael Purcell

Division of Corporation Finance

Office of Energy and Transportation

Re:	Brazil Potash Corp.

Registration Statement on Form F-1

File No. 333-281663

Withdrawal of Request for Acceleration of Effectiveness

Dear Mr. Purcell:

Reference is made to our letter, filed as correspondence via EDGAR on November 20, 2024, in which we joined the request by Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Registrant”), for acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”). We hereby formally withdraw our previous request for acceleration.

[Signature page to follow]

Very truly yours,

Cantor Fitzgerald & Co.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Global Head of Investment Banking

Banco Bradesco BBI S.A.

By:	/s/ Camila Machado Grimaldi
Name: Camila Machado Grimaldi
Title: Director

For themselves and as Representatives of the other Underwriters to be named in Schedule A to the Underwriting Agreement between the Company and the Underwriters named therein